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                                                                EXHIBIT 9(a)(12)

                      PEOPLES HERITAGE ANNOUNCES COMPLETION
                       OF DUTCH AUCTION SELF TENDER OFFER

     Portland, Maine; October 8, 1996. Peoples Heritage Financial Group, Inc. (NASDAQ:PHBK) announced today that its self tender offer was completed at 5:00 p.m., on Monday, October 7, 1996. Based upon preliminary results, the Company expects to purchase 2,500,000 shares of Common Stock or approximately 72% of the shares tendered in the offer at $24 per share. The 2,500,000 shares represent approximately 9.9% of the Company's outstanding Common Stock.

     The tender offer is being conducted by Peoples Heritage in connection with its proposed acquisition of Family Bancorp (NASDAQ:FMLY), which is anticipated to be completed by year end following the receipt of all required regulatory approvals. Based on outstanding shares of Family common stock and options to purchase such stock, a maximum of 5,572,001 shares of Common Stock will be issuable by the Company upon completion of the acquisition of Family Bancorp.

     The determination of the actual purchase price and final proration factor is subject to final confirmation of proper delivery of shares tendered and not withdrawn, including payment for shares tendered by the guaranteed delivery procedure. Payment for shares accepted for payment and return of all shares tendered but not accepted for payment will occur as soon as practicable after determination of the final proration factor.

     Peoples Heritage Financial Group is a $4.4 billion banking and financial services holding company headquartered in Portland, Maine. The Company's Maine banking subsidiary, Peoples Heritage Bank, operates 62 banking offices throughout the state. Its New Hampshire banking subsidiary, Bank of New Hampshire, operates 44 banking offices throughout the state. Family Bancorp is the holding company for Family Bank, which operates 17 banking offices in northeastern Massachusetts and six banking offices in southern New Hampshire.